SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2012

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

11, Euljiro2-ga, Jung-gu

Seoul 100-999, Korea

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes    ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

REPORT OF MATERIAL HOLDINGS

1.	Issuer	• Hynix Semiconductor Inc. (“Hynix”) • Number of total outstanding voting shares of Hynix: 694,024,408 shares

2.	Holder	SK Telecom Co., Ltd. (the “Company”)

3.	Details of Holding

•    Number of voting shares of Hynix owned or controlled by the Company: 190,350,000 shares (27.43% of total outstanding voting shares), among which the Company owns 146,100,000 shares and controls the voting rights of the remaining 44,250,000 shares.

•    Under the share purchase agreement between the Company and the selling shareholders* dated November 14, 2011 (the “Share Purchase Agreement”), the selling shareholders are obligated to exercise their voting rights with respect to the 44,250,000 shares of Hynix retained by the selling shareholders after the closing date of the share sale (February 14, 2012) (the “Remaining Shares”) in the following ways: (i) to vote for the election of the director and auditor candidates nominated by the Company; and (ii) for other matters in which the selling shareholders do not have a direct interest, pursuant to the Company’s instructions, unless the selling shareholders have a reasonable ground to object.

•    In addition, the Company has the right of first offer with respect to the Remaining Shares in the event the selling shareholders intend to sell all or a part of the Remaining Shares.

4.	Financing of the Purchase Price

•    Total purchase price: Won 3,374,725,500,000 (Won 2,342,550 million for the new shares and Won 1,032,175.5 million for the existing shares)

•    Internal fund of the Company: Won 874,725,500,000

•    Borrowing: Won 2,500,000,000,000 borrowed from Korean banks (Won 2 trillion with a maturity of three years and Won 0.5 trillion with a maturity of one year)

*	Selling shareholders are the following: (i) Korea Exchange Bank, (ii) Woori Bank, (iii) Korea Finance Corporation, (iv) Shinhan Bank, (v) KR&C, (vi) National Agricultural Cooperative Federation, (vii) Shinhan Bank and Kookmin Bank (as trustees of Shinhan BNP Paribas Asset Management’s trust funds) and Shinhan BNP Paribas Asset Management, (viii) Daewoo Securities and (ix) Woori Investment & Securities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By: /s/ Soo Cheol Hwang
(Signature)
Name:	Soo Cheol Hwang
Title:	Senior Vice President

Date: February 24, 2012

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